UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of March, 2025
000-56241
(Commission File Number)

Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)

600 W. Fulton Street, Suite 800
Chicago, IL 60661
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

Exhibit Index

Exhibit No.	Description

99.1	News Release dated March 12, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: March 12, 2025	By:	/s/ Charles Bachtell
Charles Bachtell
Chief Executive Officer